NO ACT

DC
PE
11-4-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


08017966

DIVISION OF
CORPORATION FINANCE

Received SEC
NOV 04 2008
Washington, DC 20549

November 4, 2008

Mail Stop 3010

Act: 1940
Section: 30(H)
Rule:
Public Availability: 4 Nov 2008

Michael K, Hoffman
Skadden, Arps, Slate, Meagher and Flom LLP
Four Times Square
New York, New York 10036-6522

RE: BlackRock Advisers LLC and Affiliates

Dear Mr. Hoffman:

In regard to your letter of October 31, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



by JAI
Thomas J. Kim
Chief Counsel & Associate Director

PROCESSED
NOV 19 2008
THOMSON REUTERS

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

November 4, 2008
BlackRock Advisers LLC
and Affiliates
File No. 2008113168

Your letter dated October 31, 2008 requests the views of the Divisions of Corporation Finance and Investment Management as to the application of Section 30(h) of the Investment Company Act of 1940 ("Investment Company Act") to the extent that it would apply the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") to Liquidity Providers that become more than 10 percent beneficial owners of LEARS solely as a result of purchases under Liquidity Agreements ("Ten Percent Owner Liquidity Providers"). Capitalized terms have the same meaning set forth in your letter.

You represent that LEARS to be issued by the Funds will have a dividend period of seven days. A dividend payment will be made at the end of each period, and the dividend rate for the next succeeding period will be set in a remarketing process that will be the primary means by which LEARS may be bought or sold. After providing a preliminary notice of the likely dividend rate, Remarketing Agents will solicit existing holders and potential buyers for indications of interest, matching buyers with sellers at the lowest possible dividend rate for which all shares to be sold can be matched with potential buyers. The dividend rate set at each remarketing date will become effective on that date for all shares of a series of LEARS, including those not participating in the remarketing. In a remarketing, LEARS will be sold only at a price equal to their liquidation preference plus accumulated but unpaid dividends.

The Liquidity Agreement will obligate:

- The Liquidity Provider to purchase, at a price equal to liquidation preference plus accumulated but unpaid dividends, all LEARS subject to sell orders for which buyers were not found in a Non-Clearing Remarketing. The Liquidity Provider must provide this Liquidity Right every dividend period, thereby providing continuing liquidity to LEARS investors;

- The Liquidity Provider to submit the full number of LEARS it owns for sale in each subsequent remarketing at a price equal to liquidation preference plus accumulated but unpaid dividends; and

- The Fund to repurchase, at liquidation preference plus accumulated but unpaid dividends, the LEARS purchased by the Liquidity Provider pursuant to the Liquidity Agreement that were continuously held by the Liquidity Provider for a period of not less than six months, on a first-in, first-out basis, with the Liquidity Provider being required to sell any such LEARs to the Fund within a predetermined time period after the end of such holding period.

Section 30(h) of the Investment Company Act provides that:

> Every person who is directly or indirectly the beneficial owner of more than 10 percentum of any class of outstanding securities (other than short-term paper) of which a registered closed-end company is the issuer or who is an officer, director, member of an advisory board, investment adviser, or affiliated person of an investment adviser of such a company shall in respect of his transactions in any securities of such company (other than short-term paper) be subject to the same duties and liabilities as those imposed by section 16 of the Securities Exchange Act of 1934 upon certain beneficial owners, directors, and officers in respect of their transactions in certain equity securities.

Section 16 of the Exchange Act was designed to prevent the unfair use of inside information by corporate insiders for their own investment purposes. Section 16(a) requires each officer, director and beneficial owner of greater than ten percent of any class of equity security registered pursuant to Section 12 of the Exchange Act to file a statement with the Commission disclosing the number of shares of all equity securities beneficially owned, as well as reports regarding changes in that ownership.

You represent that because Liquidity Providers will be contractually obligated to engage in the specified transactions at times that are established in advance by the Liquidity Agreement and at prices equal to liquidation preference plus accumulated but unpaid dividends, these transactions will not provide a Ten Percent Owner Liquidity Provider the opportunity to engage in the speculative abuse that Section 16 and Section 30(h) were designed to deter. You further represent that the liquidity to be provided by Liquidity Providers serves the same policy goal to promote liquidity for an otherwise illiquid market that was recognized by Congress in enacting Section 16(d) of the Exchange Act. Consequently, you represent that requiring Section 16(a) reporting would impose an unnecessary burden on Ten Percent Owner Liquidity Providers.

Based on the facts and representations in your letter, the Division of Corporation Finance and the Division of Investment Management will not recommend enforcement action to the Commission with respect to Section 30(h) of the Investment Company Act to the extent that it would apply Exchange Act Section 16(a) reporting requirements to Ten Percent Owner Liquidity Providers with respect to the following transactions pursuant to Liquidity Agreements, at prices equal to liquidation preference plus accumulated but unpaid dividends:

- Purchases of LEARS in Non-Clearing Remarketings;
- Sales of LEARS in subsequent remarketings; and
- Sales to the issuer Fund of LEARS that have been continuously held by a Ten Percent Owner Liquidity Provider for at least six months.

This position is based on the facts described and the representations made in your letter. Any different facts or circumstances may require a different conclusion. This response expresses the Divisions' position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Anne Krauskopf
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance



James M. Curtis
Branch Chief
Office of Chief Counsel
Division of Investment Management

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October 31, 2008

VIA ELECTRONIC DELIVERY

Investment Company Act of 1940
Section 30(h)

Elizabeth Osterman, Esq.
Associate Director
Division of Investment Management

Thomas Kim, Esq.
Associate Director and Chief Counsel
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Liquidity Enhanced Adjustable Rate Securities ("LEARS")

Ladies and Gentlemen:

On behalf of BlackRock Advisors, LLC and its affiliates ("BlackRock") and the closed-end investment companies listed on Annex A to this letter (each, a "Fund" and, collectively, the "Funds") for which BlackRock serves as investment advisor, we hereby request that the staff of the Division of Investment Management and the staff of the Division of Corporation Finance, as applicable (together, the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief with regard to Section 30(h) of the Investment Company Act of 1940 (the "1940 Act"), 15 U.S.C. § 80a-30(h), to the extent that it would apply the reporting requirements under Section 16(a) of the 1934 Act to Liquidity Providers (as defined below) who become subject to Section 30(h) as a result of purchasing more than ten percent of a class of LEARS pursuant to one or more Liquidity Agreements (as defined below), for the Liquidity Providers' purchases and sales of LEARS, as described in Section IV "The Liquidity Facilities."

FACTS

I. CURRENT MARKET CONDITIONS

As you are aware, current capital market conditions have led to systemic auction failures for auction-rate securities, including the auction preferred stock ("APS")[1] issued by the Funds. Because of these failed auctions, many investors have been unable to sell their APS at auction or otherwise obtain liquidity for their shares.

At present, money market mutual funds cannot own APS issued by closed-end investment companies because APS lack the liquidity features necessary to qualify as a permitted money market investment under Rule 2a-7 promulgated under the 1940 Act, 17 C.F.R. § 270.2a-7 (2007). To address the systemic auction failures caused by current capital market conditions, the Funds are considering offering LEARS, intended to be eligible for purchase by money market funds,[2] and using the proceeds of those offerings to redeem APS.

II. THE FUNDS

The Funds are registered closed-end management investment companies. The Funds offer investors a variety of investment strategies, which include strategies that target equity securities and both taxable debt and tax-exempt municipal debt obligations. The Funds' portfolios are composed of differing investment mixes, each suited to a Fund's particular investment objective and policies.

Each of the Funds has issued one or more series of APS, which results in leveraging of the common shares of the Funds in compliance with limitations on leverage set forth in the 1940 Act. The APS pay dividends that are adjusted over relatively short periods, usually every seven days. The APS of each of the Funds are generally rated triple-A by one or more nationally recognized statistical rating organizations ("NRSROs") and typically include terms requiring the Fund's portfolio to meet prescribed investment quality, diversification and asset coverage standards while the APS are outstanding. The proceeds of the APS offerings were invested in accordance with each Fund's investment objectives in order to enhance returns to the Funds' common shareholders and have consistently achieved this purpose.

III. DESCRIPTION OF LEARS

A. OFFERING AND SALE OF LEARS AND ANY RELATED LIQUIDITY RIGHTS

The Funds propose to offer LEARS, at least in part to replace a portion of their outstanding APS.[3] The LEARS are anticipated to have a liquidation preference equal to an amount between $100,000 and $250,000 per share, plus accumulated but unpaid dividends, whether or not earned or declared. The LEARS would receive a long-term preferred stock rating and a short-term debt rating (based upon the Liquidity Facility as described below in Section IV) in one of the two highest rating categories from one or more NRSROs. Like APS, the LEARS could be issued in one or more separate series in order to facilitate the remarketing process.

The initial distribution of the LEARS and any liquidity rights related to the LEARS (the "Liquidity Rights") may occur in one of two manners. First, the Funds may offer and sell the LEARS, and the Liquidity Provider may offer and sell the Liquidity Rights, pursuant to Section 4(2) under the Securities Act of 1933 (the "1933 Act") to one or more broker-dealers ("Initial Purchasers"). Such Initial Purchasers would then immediately offer and resell the LEARS (and the Liquidity Rights) to "qualified institutional buyers" ("QIBs"). Alternatively, the Fund may offer and sell LEARS, and the Liquidity Provider may offer and sell the Liquidity Rights, directly to QIBs. As a result, there will not be a public offering of the LEARS or the Liquidity Rights and therefore neither the Fund nor the Liquidity Providers are requesting and do not seek Staff guidance or relief under the 1933 Act.

Secondary market sales by LEARS holders would generally occur through a remarketing process (as described below) in transactions that are exempt from the registration requirements under the 1933 Act, although it is anticipated that some secondary market transactions might occur between QIBs outside of remarketings. In connection with each remarketing of the LEARS and the Liquidity Rights, both the Fund and the Liquidity Providers will comply with the registration requirements of the 1933 Act or rely upon an available exemption from such requirements. LEARS and the Liquidity Rights may only be offered and sold in their initial placement and in subsequent remarketings to QIBs who make appropriate representations as to their QIB status. There is currently no intention for the Funds to file "shelf" registration statements with the Commission that would permit sales to other types of investors and accordingly we are not asking the Staff to consider issues related to registered LEARS and the Liquidity Rights.

The LEARS and any related Liquidity Facility will not be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered securities association and the LEARS and any related Liquidity Facility will not be subject to Section 12(g) of the 1934 Act and the Funds will not have reporting obligations with respect thereto under Section 15(d) of the 1934 Act.

B. REMARKETING PROCESS AND PROCEDURES

Process. The dividend period for the LEARS will be seven days. A dividend payment will be made at the end of each period and the dividend rate for the next succeeding period will be set in a remarketing process administered by broker-dealers acting as remarketing agents. Remarketing is expected to be the primary means by which LEARS may be bought or sold. Following pre-determined procedures, the remarketing agent(s) will set dividend rates on the LEARS based upon canvassing of the potential market buyers of shares. The remarketing process will take place over a short period, typically expected to be three days or fewer. After providing a preliminary notice of the likely dividend rate, the remarketing agent(s) will solicit existing holders and potential buyers for indications of interest. It will then match up buyers and sellers at the lowest possible dividend rate for which all shares for sale are able to be matched with potential buyers. LEARS holders will have the ability to submit, withdraw and re-submit orders to the Remarketing Agent up to the order deadline on any given remarketing date. The LEARS will trade in a remarketing pursuant to which the LEARS will only be sold at a price equal to their liquidation preference plus accumulated but unpaid dividends.[4] The Fund or the Remarketing Agent will deliver an offering memorandum describing the LEARS and the Liquidity Facilities (defined below) to any purchasers of LEARS, whether in an initial placement or a remarketing.

Under normal circumstances, the dividend rate in each remarketing will be set as the lowest possible rate at which all the LEARS would be either held or bought after matching up sell and buy orders. Upon each dividend-rate adjustment, shares of the LEARS are reasonably expected by the Fund to have a market value that approximates their amortized cost, which is important for the money market funds anticipated to be significant purchasers of the LEARS. All orders to buy and sell LEARS in any Remarketing will be subject to a maximum dividend reset rate (the "Maximum Rate"). The Maximum Rate will not be a fixed amount. Rather, the Maximum Rate will be set as the greater of (a) a specified reference interest rate plus a specified number of basis points (*e.g.*, LIBOR plus 1.25%) or (b) a specified percentage of a specified referenced interest rate (*e.g.*, 125% of LIBOR). Accordingly, the Maximum Rate will automatically adjust over time with movements in the reference interest rate. The Funds will seek to establish an initial Maximum Rate that they believe based upon market information will be attractive to potential investors both initially and on an ongoing basis.

Procedures. A Fund will retain one or more financial institutions to act as the remarketing agent(s) (the "Remarketing Agent") in connection with the remarketing of the LEARS. The Remarketing Agent will not be an affiliate of the Funds for purposes of the 1934 Act. The Fund will retain a paying agent ("Paying Agent") that will be responsible for recordkeeping of the LEARS holders, either directly or through The Depository Trust Company ("DTC") as the securities depository of the LEARS, and receiving payments from buyers of the LEARS and paying the purchase price to sellers of the LEARS. The Fund may retain a separate Remarketing Agent and Paying Agent or the Remarketing Agent may serve as the Paying Agent and perform the functions of a Paying Agent. The Remarketing Agent will remarket the LEARS every seven days at a price equal to the liquidation preference of the LEARS to be remarketed plus accumulated but unpaid dividends. Within three days of the remarketing, the Paying Agent will receive proceeds from buyers of the LEARS and remit such proceeds to holders of the LEARS participating in the remarketing. The Fund will not directly receive any proceeds from the remarketing of the LEARS.

Election to Opt-In to Remarketing. If a LEARS holder wishes to participate in a remarketing, they have the right to elect to have their LEARS remarketed by sending a notice ("Notice to Opt-in to Remarketing") to the Paying Agent, prior to 12:00 noon, New York City time, on the business day prior to the remarketing date. Notices will be deemed revocable up until 12:00 noon on the business day prior to the remarketing date. In the Notice to Opt-In to Remarketing, the LEARS holder must provide the number of shares of LEARS it desires to have remarketed and whether they intend to hold the LEARS if the dividend reset rate is at or higher than a particular rate.

Dividend Reset Rate of the LEARS. If there is a successful remarketing on a remarketing date (*i.e.*, the Remarketing Agent has buyers for all opt-in shares at a rate equal to or less than the then current Maximum Rate, as defined in the terms of the LEARS set forth in the Fund's charter), the interest rate paid on the LEARS until the next remarketing (the "Reset Rate") will be reset by the Remarketing Agent(s) on the remarketing date, and will become effective on that date for all LEARS, including those not participating in the remarketing. If a remarketing results in a Non-Clearing Remarketing (as described below), the Reset Rate will be reset to the Maximum Rate. If the Liquidity Provider is obligated to purchase any LEARS as a result of a Non-Clearing Remarketing, the Liquidity Provider will be entitled to additional remuneration pursuant to the terms of the Liquidity Agreement (as defined below in Section IV). The Liquidity Provider will be obligated to submit the full number of LEARS that it owns to the Remarketing Agent for sale at any rate through participation in subsequent remarketings.

By approximately 4:30 p.m., New York City time, on the remarketing date, the Remarketing Agent(s) will notify the Fund, the Paying Agent and the LEARS holders (through the Paying Agent either directly or through DTC) of the Reset Rate on the LEARS. The Paying Agent or the Fund may also publish such information on its website.

Rights of Holders of LEARS in Event of a Non-Clearing Remarketing. If, by 4:00 p.m., New York City time, on the remarketing date, the Remarketing Agent is unable to remarket all LEARS for which a Notice to Opt-In to Remarketing has been delivered to the Paying Agent, a "Non-Clearing Remarketing" will have occurred.

If a Non-Clearing Remarketing occurs on the remarketing date, the Liquidity Provider will unconditionally purchase any and all LEARS not sold in the remarketing. The Remarketing Agent will notify the Liquidity Provider as to the number of LEARS to be purchased by the Liquidity Providers by 4:30 p.m., New York City time, on the remarketing date, and will notify all other parties as noted above as to the Maximum Rate, as determined above.

LEARS holders will be deemed to have exercised their right to require the Liquidity Provider to purchase any of their non-remarketed LEARS by initially opting-in to the remarketing.

The Paying Agent (either directly or through DTC) will issue a notice of a Non-Clearing Remarketing to LEARS holders (and potential LEARS purchasers) and may publish such notice on either the Paying Agent's or the Fund's website. Such notice will state the percentage of LEARS that the Liquidity Provider purchased in the remarketing, the percentage of the total series of LEARS held by the Liquidity Provider and the Reset Rate paid on the LEARS. Furthermore, the notice will contain a number of weeks of historical record of the most recent remarketing events, including whether there was a Non-Clearing Remarketing during that period and the percentage of that series of LEARS that the Liquidity Provider purchased in those historical remarketings. Potential buyers in the next remarketing will also be provided such information.

C. RIGHTS AND PREFERENCES OF LEARS

Voting. Each LEARS will have one vote on matters that LEARS can be voted and, except as otherwise provided by law, will have equal voting rights with holders of common shares and any other preferred shares (one vote per share). Generally, LEARS holders will vote together with holders of common shares and any preferred shares as a single class. However, in accordance with the 1940 Act, the LEARS (and any other preferred shares of a Fund, including APS) will be entitled to elect two of a Fund's trustees/directors at all times voting as a single separate class from a Fund's common shares. The remaining trustees/directors will be elected by holders of common shares and preferred shares, including LEARS and APS, voting together as a single class. In accordance with the 1940 Act, if at any time dividends (whether or not earned or declared) on outstanding preferred shares of a Fund, including LEARS and APS, are due and unpaid in an amount equal to two full years of dividends, and sufficient cash or specified securities have not been set aside for the payment of such dividends, then preferred shareholders, including LEARS holders and APS holders, voting separately as a class, will be entitled to elect a majority of the trustees/directors of a Fund. If a Fund thereafter pays, or declares and sets apart for payment, in full, all dividends payable on all outstanding preferred shares, including LEARS and APS, the right of preferred shareholders to elect a majority of the trustees/directors will cease, and the terms of office of the additional trustees/director selected by the holders of preferred shares will automatically terminate.

Under the 1940 Act and the terms of the LEARS, as long as a Fund has any LEARS outstanding, the Fund may not, without the affirmative vote or consent of the holders of at least a majority of the LEARS outstanding at the time (voting together as a separate class):

1. authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares ranking prior to the LEARS with respect to payment of dividends or the distribution of assets on liquidation;

2. amend, alter or repeal the provisions of a Fund's charter, by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power of the LEARS or holders of LEARS; and

3. approve any reorganization (as such term is used in the 1940 Act) materially and adversely affecting the LEARS.

So long as a Fund has any LEARS outstanding, the Fund may not, without the affirmative vote or consent of the holders of at least 66 2/3% of the LEARS outstanding at the time, in person or by proxy, either in writing or at a meeting, voting as a separate class, file a voluntary application for relief under Federal bankruptcy law or any similar application under state law for so long as such Fund is solvent and does not foresee becoming insolvent. In addition, the vote of common and preferred shareholders of the Fund, including LEARS holders, would be required to approve any merger, consolidation, sale of all or substantially all of a Fund's assets or the conversion of a Fund from a closed-end investment company to an open-end investment company.

Dividends and Distributions. The LEARS of each series will rank on parity with any other series of LEARS and any other series of preferred shares of a Fund, including APS, as to the payment of dividends and the distribution of assets upon liquidation. While the LEARS are outstanding, a Fund generally may not declare, pay or set apart for payment any dividend or other distribution in respect of its common shares. In addition, a Fund generally will not declare, pay or set apart for payment any dividend on any class or series of shares of such Fund, ranking, as to the payment of dividends, on a parity with the LEARS, unless such Fund has declared and paid or contemporaneously declares and pays full cumulative dividends on each series of the LEARS through its most recent dividend payment date.

If a Fund that has issued LEARS is liquidated, the holders of any series of outstanding LEARS will receive the liquidation preference per share on such series, plus all accumulated but unpaid dividends, plus any applicable additional dividends payable before any payment is made to the common shareholders. The holders of LEARS will be entitled to receive these amounts from the assets of the Fund available for distribution to its shareholders. In addition, the rights of holders of LEARS to receive these amounts are subject to the rights of holders of any series or class of shares, including other series of preferred shares, such as the APS, ranking on a parity with the LEARS with respect to the distribution of assets upon liquidation of the Fund. After the payment to the holders of LEARS of the full preferential amounts as described, the holders of LEARS will have no right or claim to any of the remaining assets of a Fund.

Redemptions. A Fund that has issued LEARS is required to maintain asset coverage amounts in accordance with rating agency requirements. If the Fund fails to maintain the asset coverage amounts and does not timely cure such failure in accordance with the requirements of the rating agency that rates the LEARS, the Fund will be required to redeem all or a portion of its LEARS. In addition, pursuant to the terms of the LEARS, a Fund will be required to redeem LEARS if it fails to satisfy the asset coverage requirements of Section 18 of the 1940 Act. These mandatory redemptions will take place on a date that the trustees/directors specify out of legally available funds at a redemption price equal to the liquidation preference per share plus accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption. The number of LEARS and shares of other series or classes of preferred shares of a Fund, including APS, that must be redeemed in order to cure such failure will be allocated pro rata among the outstanding preferred shares of the Fund. The mandatory redemption may be limited to the number of preferred shares necessary to restore the asset coverage required by the terms of the LEARS.

A Fund that has issued LEARS, at its option, will be able to redeem the shares of any series of LEARS, in whole or in part, out of funds legally available therefor. Any optional redemption will occur on any dividend payment date at a redemption price equal to the liquidation preference per share of the LEARS, plus accumulated but unpaid dividends to the date fixed for redemption. No shares of a series of LEARS may be redeemed if the redemption would cause a Fund to violate the terms of a Fund's charter, the 1940 Act or applicable law. The Funds may redeem the LEARS for any reason.

IV. THE LIQUIDITY FACILITIES

The Funds seek to enter into arrangements (the "Liquidity Facilities") that will permit the LEARS to become Rule 2a-7 eligible securities. We currently contemplate that there will be one liquidity provider for any particular series of LEARS (each, a "Liquidity Provider" and, collectively, the "Liquidity Providers") and the Liquidity Provider's obligations will extend only to the series of LEARS covered by its Liquidity Agreement (defined below). The Funds currently contemplate that the Liquidity Providers will be banks (or U.S. branches of international banks), insurance companies or registered broker-dealers that are not affiliates of the Funds, BlackRock or the Remarketing Agents and that have issued securities with a short-term credit rating in one of the two highest rating categories by at least one NRSRO. Each Fund will enter into an agreement with a Liquidity Provider for a particular series of LEARS (the "Liquidity Agreement"), with all current and future holders of such series of LEARS designated third-party beneficiaries of the Liquidity Agreement. Pursuant to the terms of the Liquidity Agreement, the Liquidity Provider will be obligated to unconditionally accept all shares of such series of LEARS subject to sell orders in a remarketing that have not been matched with purchase orders for an amount equal to the liquidation preference of those shares plus accumulated but unpaid dividends. Pursuant to the Liquidity Agreement, the Funds will pay the Liquidity Providers a base fee equal to a percentage of the aggregate stated liquidation preference of the outstanding LEARS covered by the Liquidity Agreement and an additional fee for those LEARS, if any, purchased and held by the Liquidity Providers pursuant to the Liquidity Agreement.

In the event the Liquidity Provider purchases shares pursuant to the Liquidity Facility, remarketings would continue to be conducted at seven-day intervals. The Liquidity Provider would be obligated to submit the full number of LEARS that it owns to the Remarketing Agent for sale at the rate set by the remarketing agent through participation in each subsequent remarketing.[5] Holders of LEARS that did not sell their shares in any given remarketing would be able to sell their shares at subsequent remarketings or, if a subsequent remarketing is a Non-Clearing Remarketing, would be able to sell their shares to the Liquidity Provider following the Non-Clearing Remarketing. That is, the Liquidity Right would be available every seven days, thereby providing continuing liquidity. All remarketings for LEARS subject to the Liquidity Facility would be on a seven-day cycle so long as the Liquidity Facility is in place.

Under the Liquidity Agreement, the Fund would be obligated to repurchase at the stated liquidation preference (plus accumulated but unpaid dividends) the LEARS purchased by the Liquidity Provider pursuant to the Liquidity Facility that were continuously held by the Liquidity Provider for a period of not less than six months, on a first-in, first-out basis. The Liquidity Provider would be required to sell any such LEARS to the Fund within a predetermined time period after the end of such holding period.[6] The Liquidity Agreement will initially have a term of at least 364 days, and will be renewable by the Fund and the Liquidity Provider for additional periods of at least 364 days, with each renewal date to occur at least two regularly scheduled remarketings prior to the termination of the Liquidity Agreement.

In the event that the Liquidity Agreement will not be renewed, will otherwise be terminated or a new Liquidity Agreement with a replacement Liquidity Provider will be entered into, holders of the LEARS will be notified by the Paying Agent (either directly or through DTC) at least two regularly scheduled remarketings in advance of such event so they can consider whether to opt-in to the next remarketing. Such information may also be published on either the Paying Agent's website or the Fund's website. Accordingly, LEARS holders will receive adequate notice to ensure that they may place sell orders in remarketings prior to any termination of or change in the Liquidity Provider facility if they so desire. In the event no new Liquidity Provider steps in when a Liquidity Agreement terminates and there are outstanding LEARS, then the Reset Rate will be the Maximum Rate on the next remarketing date. Notice will be provided to LEARS holders as detailed above regarding the failure of a Liquidity Provider to perform its obligations under the Liquidity Agreement. Each Fund represents that the Liquidity Provider will be obligated to adhere to the above termination notice provisions even in the event the Fund is in default or has not otherwise performed obligations to the Liquidity Provider, including, without limitation, the failure to pay fees owed to the Liquidity Provider, the failure to make full dividend payments with respect to LEARS held by the Liquidity Provider and/or the failure to honor the exercise by the Liquidity Provider to sell LEARS to the Fund pursuant to the Liquidity Agreement. As a result, LEARS holders will always have the opportunity to sell their LEARS pursuant to the Liquidity Agreement, if necessary, subsequent to the receipt of notice of a change in or termination of the Liquidity Agreement.

Each Liquidity Provider would be required to comply with its reporting obligations as a holder of LEARS under Section 13(d) of the 1934 Act, 15 U.S.C. §§ 78m(d), 78p, to the extent required as a result of the operation of the Liquidity Facility.

LEGAL ANALYSIS

V. SECTION 30(H) OF THE 1940 ACT

We ask the Staff to grant no-action relief with regard to Section 30(h) of the 1940 Act, to the extent that it would apply the reporting requirements under Section 16(a) of the 1934 Act to Liquidity Providers who become subject to Section 30(h) as a result of purchasing more than ten percent of a class of LEARS pursuant to one or more Liquidity Agreements, for the Liquidity Providers' purchases and sales of LEARS, as described in Section IV "The Liquidity Facilities."

Section 30(h) of the 1940 Act mandates that every person who is the beneficial owner of more than ten percent of any class of outstanding securities of which a registered closed-end company is the issuer shall be subject to the same duties and liabilities as are imposed by Section 16 of the 1934 Act. Similarly, Rule 30h-1(b) under the 1940 Act provides that the rules under Section 16 of the 1934 Act apply to any "duty, liability, or prohibition imposed with respect to a transaction involving any security of a registered closed-end company under Section 30(h) of the [1940 Act]." Section 16(a) requires certain insiders of an issuer to file reports with the Commission on Forms 3, 4 and 5.

Absent the requested relief, the Liquidity Providers may become subject to the reporting requirements of Section 30(h) of the 1940 Act. Specifically, the Liquidity Providers may be required to purchase LEARS under one or more Liquidity Agreements as described above, causing them to beneficially own more than 10% of LEARS constituting a class of outstanding securities. The exemption from beneficial ownership provided by Rule 16a-1(a)(1) may not apply to the Liquidity Providers because one or more of such Liquidity Providers may be entities other than those that Rule 16a-1(a)(1)(i)-(xi) enumerates as being exempt and because the Funds anticipate that the LEARS will be held in accounts other than "for the benefit of third parties or in customer or fiduciary accounts" as that Rule requires.

We believe that the granting of the requested relief with regard to Section 30(h) of the 1940 Act, to the extent that it would apply the reporting requirements under Section 16(a) of the 1934 Act to Liquidity Providers who become subject to Section 30(h) as a result of purchasing more than ten percent of a class of LEARS pursuant to one or more Liquidity Agreements, for the Liquidity Providers' purchases and sales of LEARS, as described in Section IV "The Liquidity Facilities," is appropriate because, (a) requiring such reporting would impose an unreasonable and unproductive burden on the Liquidity Providers and would be largely duplicative of the information to be published by the Paying Agent as required to obtain tender offer relief, (b) there is no opportunity for the Liquidity Providers to engage in speculative abuse of the sort that Section 16 and Section 30(h) were designed to deter, and (c) we believe that the liquidity provided by the Liquidity Providers serves the same policy goals as those recognized by Congress in enacting the exemption from Section 16(b) liability provided by Section 16(d) and by the Staff in its no-action letter to Prudential-Bache Securities, Inc.[7]

(a) *Section 16(a) Reporting Would Impose an Unreasonable Burden.* Section 16(a) requires certain insiders of an issuer to file reports with the Commission on Forms 3, 4 and 5. Requiring such reporting of the LEARS trades by the Liquidity Providers would impose an unreasonable and unproductive burden. As described above, the Liquidity Providers will be required to purchase LEARS in connection with any Non-Clearing Remarketing and will be required to submit to the Remarketing Agent for sale any LEARS so acquired on each subsequent remarketing date. If required to report these transactions under Section 16(a), the Liquidity Providers would be obligated to file a separate Form 4 with respect to each Fund within two business days after each trade date. The result would be a nearly continuous reporting obligation with respect to each separate Fund covered by the Liquidity Provider. The Commission has stated in the analogous situation of whether market makers should be required to report transactions under Section 16(a), that although the statute does not provide an express exemption from section 16(a) for market makers, "there appears to be little utility in requiring market maker reports where positions change constantly and the burden would be overwhelming."[8] Furthermore, because the trades by all market participants are at the same price (i.e., liquidation preference or liquidation preference plus accumulated but unpaid dividends in the case of purchases by the Liquidity Provider and at liquidation preference in the case of purchases in remarketings) and at a price already known to the market, and because, as discussed below, there would be no potential for speculative abuse, there is no benefit to the public of requiring the Liquidity Providers to file Forms 4 on each Fund that they support.

Moreover, as described in Section III.B., above, the Paying Agent will publish all of the data relevant to LEARS holders and potential LEARS purchasers regarding the Liquidity Provider's transactions and holdings. This method of information distribution is more effective and useful to the marketplace than the format required by Section 16(a). In other circumstances, the Commission previously has granted relief where "there is no risk that an [i]nsider could engage in the type of abuse that Section 16 is designed to prevent."[9]

(b) *The Liquidity Providers Have No Opportunity to Engage in Speculative Abuse of the Type that Section 30(h) and Section 16 Seek to Prevent.* As described in Section IV above, the Liquidity Providers may engage in one or more of the following transactions in LEARS:

- purchasing shares pursuant to the Liquidity Facility;
- selling shares in subsequent remarketings; and
- selling shares to the Fund if such shares have been continuously held by the Liquidity Provider for at least six months.

Subjecting these transactions to the reporting requirements of Section 30(h) and Section 16 does not further the purpose of the statutes. "The primary purpose of Section 16's trading limitations was to prevent insiders from making unfair use of confidential corporate information to profit from trading in the corporation's securities."[10] Here, the Liquidity Providers will have no opportunity to make use of confidential corporate information. The Liquidity Providers will be obligated from the outset to purchase LEARS at times and prices outside of their control pursuant to the terms of the Liquidity Agreements. Because of the pricing on LEARS, it is not possible for the Liquidity Providers' trades to generate short-swing "profits" based on fluctuations in the market price of the LEARS. All purchases of LEARS under the Liquidity Facility will occur at their stated liquidation preference plus the value of accumulated but unpaid dividends and any purchases or sales at remarketings will occur at the stated liquidation preference plus accumulated but unpaid dividends, so the only possible difference in the purchase price and the sale price is the amount of these dividends. The only other amounts that the Liquidity Providers will earn as a result of these transactions are the fees dictated by the Liquidity Agreements.

We also believe that neither the dividend amounts nor the fees to be paid to the Liquidity Providers under the Liquidity Agreements constitute "profits" within the meaning of Section 16(b). Dividends have been considered by the courts and, where payment is a matter of public knowledge and is not the result of manipulation, have been held not to constitute "profits" under Section 16(b).[11] Here, the fees to be paid by the Fund to the Liquidity Providers will be set forth in the Liquidity Agreement and will be based on the quantity of LEARS that may be acquired and held by the Liquidity Providers, as compensation for the credit costs and market risk borne by the Liquidity Providers. Such fees will be negotiated in each Liquidity Agreement and thus may vary, but as an example, the Liquidity Providers may be paid cash equal to a percentage of the cost of the LEARS that may be purchased under the Liquidity Agreement. In addition, the Liquidity Provider may earn an additional cash fee equal to a percentage of the liquidation preference of the LEARS purchased by the Liquidity Provider, which fee may vary depending how long the LEARS are held. Each fee would be negotiated in advance and none of these fees is open to the sort of speculative abuse that Section 30(h) seeks to prevent, because the fees do not rise or fall based on market price and are thus not open to manipulation based on inside information. Therefore, we believe that these fees should not be deemed "profits" under Section 30(h).

In analogous situations, courts have excluded from the calculation of profits amounts not directly paid as consideration for the "purchases" and "sales" at issue. For example, in *Mayer v. Chesapeake Ins. Co., Ltd.*,[12] the court held that amounts paid for a standstill agreement related to a sale of stock were not part of the sale price and should not be included in the calculation of short-swing profits.[13] The present facts are analogous because the fees due under the Liquidity Agreements are properly attributable to the obligations undertaken under the Liquidity Agreements—rather than resulting from any "purchase" or "sale"—and for that reason are not properly considered Section 16(b) "profits."

The Actions of the Liquidity Providers are Analogous to those of the Market Makers that Have Been Granted Similar Relief. Congress exempted certain market-makers from Section 16(b) by enacting Section 16(d), thereby encouraging those market-makers to increase the liquidity of otherwise illiquid markets without being constrained to hold positions of 10% or less of any registered class of securities. In its no-action request, Prudential-Bache asserted that a similar exemption from the reporting requirements of Section 16(a) would be in accord with the policy behind the Section 16(b) exemption. The Staff granted the requested relief and stated that purchases and sales effected by broker-dealers in the ordinary course of market making are not required to be reported pursuant to Section 16(a).[14] Providing the requested relief to the Liquidity Providers would be analogous to, and serve the same purpose as, that underlying the Staff's no-action relief in Prudential-Bache and that granted by Section 16(d) of the 1934 Act. Here, in the event of a Non-Clearing Remarketing the Liquidity Providers will be obligated to purchase LEARS not sold in the remarketing, and will be obligated to submit all LEARS so purchased to the Remarketing Agent for sale at subsequent remarketings, thereby providing a source of liquidity for other market participants at that time. As with market makers in the case of Prudential-Bache, the Liquidity Providers are serving the same vital function of providing liquidity at a time when the market is otherwise illiquid and therefore should not be subject to Section 16(a) reporting obligations for their purchases and sales.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff grant no-action relief with respect to Section 30(h) of the 1940 Act to the extent that it imposes the same duties and liabilities as those imposed by Section 16(a) of the 1934 Act, for the Liquidity Providers' purchases and sales of LEARS as described herein.

Very truly yours,



Michael K. Hoffman

Annex A

1. BlackRock Preferred and Equity Advantage Trust (BTZ)
2. BlackRock Global Floating Rate Income Trust (BGT)
3. BlackRock Preferred Opportunity Trust (BPP)
4. BlackRock Florida Municipal 2020 Term Trust (BFO)
5. BlackRock Municipal 2020 Term Trust (BKK)
6. BlackRock California Insured Municipal Income Trust (BCK)
7. BlackRock Florida Insured Municipal Income Trust (BAF)
8. BlackRock Insured Municipal Income Trust (BYM)
9. BlackRock New York Insured Municipal Income Trust (BSE)
10. BlackRock California Municipal Income Trust II (BCL)
11. BlackRock Municipal Income Trust II (BLE)
12. BlackRock New York Municipal Income Trust II (BFY)
13. BlackRock California Municipal Bond Trust (BZA)
14. BlackRock Florida Municipal Bond Trust (BIE)
15. BlackRock Maryland Municipal Bond Trust (BZM)
16. BlackRock Municipal Bond Trust (BBK)
17. BlackRock New Jersey Municipal Bond Trust (BLJ)
18. BlackRock New York Municipal Bond Trust (BQH)
19. BlackRock Virginia Municipal Bond Trust (BHV)
20. BlackRock California Municipal 2018 Term Trust (BJZ)
21. BlackRock Municipal 2018 Term Trust (BPK)
22. BlackRock New York Municipal 2018 Term Trust (BLH)
23. BlackRock California Municipal Income Trust (BFZ)
24. BlackRock Florida Municipal Income Trust (BBF)
25. BlackRock Municipal Income Trust (BFK)
26. BlackRock New Jersey Municipal Income Trust (BNJ)
27. BlackRock New York Municipal Income Trust (BNY)
28. BlackRock Pennsylvania Strategic Municipal Trust (BPS)
29. BlackRock Strategic Municipal Trust (BSD)
30. BlackRock California Investment Quality Municipal Trust Inc. (RAA)
31. BlackRock Florida Investment Quality Municipal Trust (RFA)
32. BlackRock New Jersey Investment Quality Municipal Trust Inc. (RNJ)
33. BlackRock New York Investment Quality Municipal Trust Inc. (RNY)
34. BlackRock Investment Quality Municipal Trust Inc. (BKN)
35. BlackRock Insured Municipal Term Trust (BMT)
36. BlackRock Muni Intermediate Duration Fund, Inc. (MUI)
37. BlackRock Muni New York Intermediate Duration Fund, Inc. (MNE)
38. BlackRock MuniHoldings Insured Fund II, Inc. (MUE)
39. BlackRock MuniHoldings Insured Fund, Inc. (MUS)
40. BlackRock MuniHoldings New Jersey Insured Fund, Inc. (MUJ)
41. BlackRock MuniHoldings Fund II, Inc. (MUH)
42. BlackRock MuniHoldings Florida Insured Fund (MFL)
43. BlackRock MuniHoldings New York Insured Fund, Inc. (MHN)
44. BlackRock MuniHoldings Fund, Inc. (MHD)

45. BlackRock MuniYield Arizona Fund, Inc. (MZA)
46. The Massachusetts Health & Education Tax-Exempt Trust (MHE)
47. BlackRock MuniVest Fund II, Inc. (MVT)
48. BlackRock MuniYield Michigan Insured Fund, Inc. (MIY)
49. BlackRock MuniYield California Insured Fund, Inc. (MCA)
50. BlackRock MuniYield New Jersey Insured Fund, Inc. (MJI)
51. BlackRock MuniYield Pennsylvania Insured Fund (MPA)
52. BlackRock MuniYield Quality Fund II, Inc. (MQT)
53. BlackRock MuniYield Quality Fund, Inc. (MQY)
54. BlackRock MuniYield New Jersey Fund, Inc. (MYJ)
55. BlackRock MuniYield Insured Fund, Inc. (MYI)
56. BlackRock MuniHoldings California Insured Fund, Inc. (MUC)
57. BlackRock MuniYield California Fund, Inc. (MYC)
58. BlackRock MuniYield Florida Fund (MYF)
59. BlackRock MuniYield New York Insured Fund, Inc. (MYN)
60. BlackRock MuniYield Michigan Insured Fund II, Inc. (MYM)
61. BlackRock MuniYield Fund, Inc. (MYD)
62. BlackRock MuniEnhanced Fund, Inc. (MEN)
63. BlackRock MuniVest Fund, Inc. (MVF)
64. BlackRock MuniYield Florida Insured Fund., Inc. (MFT)
65. BlackRock Preferred and Corporate Income Strategies Fund, Inc. (PSW)
66. BlackRock Preferred Income Strategies Fund, Inc. (PSY)

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[1] As defined herein, "APS" includes "auction preferred stock," auction rate preferred stock, auction market preferred stock and all substantially similar preferred shares whatever their formal designation.

[2] The LEARS will comply with the Rule 2a-7 requirements set forth in the Staff no-action letter issued to Eaton Vance Management, 2008 SEC No-Act. LEXIS 484 (Jun. 13, 2008), to ensure that the LEARS are eligible money market fund investments under Rule 2a-7.

[3] We note that an offering of the LEARS would not be conducted through an exchange offer and a Fund may have APS and LEARS outstanding at the same time.

[4] LEARS sold in a remarketing will settle immediately after the dividend for the prior period is paid. As a result, the purchase price in a remarketing (either a clearing or non-clearing remarketing) will be the liquidation preference of the LEARS, unless a Fund has failed to pay a dividend on the LEARS.

[5] The relief requested would apply only to purchases by Liquidity Providers in Non-Clearing Remarketings, sales by Liquidity Providers in remarketings and sales by Liquidity Providers to the Fund pursuant to the Liquidity Agreement, all of which would occur at a price equal to liquidation preference plus accumulated but unpaid dividends. All such purchases and sales by the Liquidity Provider will be made in compliance with the registration requirements of the 1933 Act or in reliance on an available exemption from such requirements.

[6] The terms of the Liquidity Agreements with Liquidity Providers have not yet been negotiated but BlackRock contemplates that the repurchase period would not extend beyond one-month from the end of the holding period.

[7] Prudential-Bache Securities, Inc., SEC No-Action Letter, 1985 WL 55643 (Dec. 2, 1985).

[8] SEC Release No. 34-26333 (December 2, 1988) at *41. (Ownership Reports and Trading by Officers, Directors and Principal Stockholders.)

[9] PDR Services Corporation, SEC No-Action Letter, 1997 WL 29318 (Jan. 23, 1997); *see also* PDR Services Corporation, SEC No-Action Letter, 1998 WL 347030 (June 29, 1998); WEBS Index Fund Inc., SEC No-Action Letter, 1997 WL 592374 (Sept. 23, 1997).

[10] Peter J. Romeo & Alan L. Dye, Section 16 Treatise and Reporting Guide at 1 (3rd Ed. 2008).

[11] *Steel Partners II, L.P. v. Bell Indus., Inc.*, 315 F.3d 120, 126 (2d Cir. 2002).

[12] *Mayer v. Chesapeake Ins. Co., Ltd.*, 877 F.2d 1154 (2d Cir. 1989), cert. denied, 493 U.S. 1021 (1990).

[13] 877 F.2d at 1163-64 (holding that amounts paid for standstill agreement related to a sale of stock were not part of the sale price).

[14] See 1985 WL 55643, at *1, *4

END